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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-111586

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 21, 2004)

1,400,000 Shares

Common Stock

        We are offering 1,400,000 shares of our common stock. Our common stock is quoted on The Nasdaq National Market under the symbol "SWWC." The last reported sale price for our common stock on The Nasdaq National Market on March 24, 2004 was $13.58 per share.

        Investing in our common stock involves risks. See "Risk Factors" on page S-3 of this prospectus supplement and page 6 in the accompanying prospectus.

	Per Share	Total
Public Offering Price	$13.580	$19,012,000
Underwriting Discount	$0.610	$854,000
Proceeds, before expenses, to Southwest Water Company	$12.970	$18,158,000

        We have granted the underwriters an option to purchase up to an additional 210,000 shares of our common stock within 30 days from the date of this prospectus supplement to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about March 29, 2004.

A.G. Edwards & Sons, Inc.	Janney Montgomery Scott LLC

The date of this prospectus supplement is March 24, 2004.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates as of which the information is given.

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

        Unless the context requires otherwise, in this prospectus supplement the terms "we," "us," "our" and "the Company" refer to Southwest Water Company and its subsidiaries.

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SUMMARY

        This summary highlights selected information contained in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including "Risk Factors" and the documents and financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision.

Southwest Water Company

Our Business

        Southwest Water Company provides a broad range of water and wastewater services through two operating groups: our Services Group and our Utility Group. Our Services Group provides operations, maintenance, construction management, billing and collection, and other services to the water and wastewater industry. Our Utility Group owns and manages water and wastewater utilities in California, New Mexico and Texas. We provide our services, directly or indirectly, to more than two million people in 35 states. The following table sets forth the annual revenues of our groups for the last three years:

	Years Ended December 31,
	2001	2002	2003
	(in millions)
Services Group	$66.4	$78.8	$116.0
Utility Group	49.1	52.0	57.0

Total	$115.5	$130.8	$173.0

        Our revenue growth has been driven both by acquisitions and organic growth of our operations. Revenues increased 32% from 2002 to 2003. Of this revenue growth, approximately $18 million was attributable to full-year performance from an acquisition consummated in November 2002 and approximately $24 million was attributable to organic growth resulting from new customer connections and rate increases in our Utility Group and additional contract work performed by our Services Group. Revenues in 2002 increased 13% from 2001. Of the revenue growth in 2002, approximately $9 million was attributable to the 2002 acquisition and to full-year performance from an acquisition consummated in August 2001, and approximately $6 million was attributable to organic growth due principally to additional expanded operation and maintenance contracts in our Services Group, as well as rate increases and new customer connections in our Utility Group.

Services Group

        Our Services Group provides water and wastewater operation and maintenance services, facility and construction management, sewer pipeline cleaning, billing and collection services, and state-certified water and wastewater laboratory analysis on a contract basis. The facilities we operate are owned by cities, public agencies, municipal utility districts and private entities primarily in Texas, New Mexico, California, Colorado, Alabama, Mississippi and Georgia. While state and federal agencies issue regulations and standards regarding water quality, safety, environmental and other matters that affect our Services Group operations, the pricing of our services within the Services Group is not subject to regulation. Our Services Group backlog grew during 2003 from approximately $275 million as of December 31, 2002 to approximately $315 million as of December 31, 2003.

Utility Group

        Our Utility Group owns and manages water and wastewater utilities. Our Utility Group operations include collecting, treating, and distributing water for residential, commercial, municipal, industrial and fire protection purposes in California, New Mexico and Texas. In addition, we provide wastewater collection and treatment. State and federal agencies issue regulations regarding standards of water quality, safety, environmental and other matters that affect these operations. The rates that we can charge for water and wastewater usage are established or approved by government agencies.

        The following table indicates the number of water connections that our California, New Mexico and Texas utilities served as of the end of each of the past three years:

	Water Connections as of December 31,
	2001	2002	2003
California	74,665	74,846	75,027
New Mexico	10,006	11,365	12,949
Texas	5,316	5,754	6,081

Total	89,987	91,965	94,057

Recent Developments

Four-for-Three Common Stock Split

        On November 6, 2003, our Board of Directors declared a 4-for-3 stock split, in the form of a stock dividend. The stock dividend was paid on January 21, 2004 to stockholders of record on January 1, 2004. All share and per share amounts set forth in this prospectus supplement have been restated to reflect such stock dividends. As a result of the stock dividend, the total number of shares outstanding increased to more than 14.7 million at December 31, 2003 from a pre-split level of approximately 11.0 million.

Dividend Increase

        On November 6, 2003, our Board of Directors declared a 9.2% increase in our quarterly common share cash dividend, from $0.0435 to $0.0475 per share. The Company has announced a quarterly cash dividend of $0.0475 per share of common stock and $0.65625 per share of Series A preferred stock, payable on April 21, 2004, to stockholders of record on March 31, 2004.

2003 Earnings

        Operating income increased 37% in 2003 to $14.8 million from $10.8 million in 2002. This increase was driven by revenue growth of 32% versus 2002. Income before income taxes increased by 22% in 2003. Diluted earnings per common share in 2003 increased $0.05, or 11%, to $0.49 from $0.44 in the prior year. Weighted average diluted shares outstanding increased by approximately 1.0 million in 2003, due largely to the sale of approximately 1.5 million common shares in May 2003, as well as dividend reinvestments and employee stock purchases. For additional information, see "Summary Consolidated Financial Data" and the consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

Expanded Credit Facilities

        On March 17, 2004 we entered into agreements with our two primary banks to expand the borrowing capacity under our lines of credit with these banks by an additional $10.0 million. Prior to executing these agreements, we had aggregate borrowing capacity of $30.0 million with these banks.

Our aggregate borrowing capacity was increased to $40.0 million. At December 31, 2003, we had approximately $16.6 million outstanding on our lines of credit and at March 24, 2004 we had approximately $22.1 million outstanding on our lines of credit. Our lines of credit with these two primary banks expire in September 2005.

Internal Controls

        Pursuant to Section 404 of the Sarbanes-Oxley Act 2002, we will be required to document, test, and provide an assessment of the effectiveness of our internal controls annually beginning with the year ending December 31, 2004. We are preparing for compliance with Section 404 and have engaged a national accounting firm to review and assist our work on this project. In March 2004, management, in consultation with the Company's independent accountants, identified deficiencies in certain aspects of the monitoring and analysis components of the internal control procedures in our Services Group segment, which constitute a reportable condition (as defined in AU 325, Communication of Internal Control Related Matters Noted in An Audit of the AICPA Professional Standards). The identified deficiencies did not require any restatement of the Company's consolidated financial statements for any prior period. Management is taking specific steps to address these deficiencies, and we estimate that it will take approximately six to nine months to fully rectify these deficiencies. For additional information, see "Item 9A. Controls and Procedures" in our Form 10-K for the year ended December 31, 2003 incorporated by reference in this prospectus supplement and the accompanying prospectus and "Forward-Looking Statements" in this prospectus supplement.

Corporate Information

        Southwest Water Company was incorporated in California in 1954. We reincorporated in Delaware in 1988. Our principal executive offices are located at 624 South Grand Avenue, Suite 2900, Los Angeles, California 90017 and our telephone number is (213) 929-1800. Our corporate web site is http://www.swwc.com. Information contained on our website is not a part of this prospectus supplement.

Risk Factors

        For information concerning risks affecting our business and related to our common stock, see the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2003 incorporated by reference into this prospectus supplement and the "Risk Factors" section in the accompanying prospectus.

The Offering

Common stock being offered by us	1,400,000 shares
Common stock to be outstanding after the offering	16,112,228 shares
Use of proceeds	We expect the net proceeds of the offering, after underwriting discounts and payment of offering expenses, to be approximately $18.0 million. We expect to use all of the net proceeds from this offering to repay a portion of our outstanding indebtedness.
Nasdaq National Market symbol	SWWC

        The number of shares of our common stock outstanding after the offering is based on the number of shares outstanding as of March 12, 2004 and excludes:

  •
  2,681,340 shares of common stock reserved for the exercise of options outstanding at a weighted average exercise price of $7.93 per share;

  •
  1,728,189 shares of common stock available for future grants under our stock option plans;

  •
  866,232 shares of common stock available for issuance under our employee stock purchase plan;

  •
  292,118 shares of common stock available for issuance under our dividend reinvestment plan;

  •
  441,000 shares of common stock issuable to the minority stockholder in certain Southwest Water subsidiaries under our acquisition agreement;

  •
  130,232 shares of common stock issuable upon the exercise of warrants; and

  •
  1,499,834 shares of common stock issuable upon the conversion of convertible subordinated debentures due 2021.

        Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial Data

        The summary consolidated financial data presented below as of the end of and for each of the three years ended December 31, 2003 are derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial Data" and our consolidated financial statements and their related notes in our Form 10-K for the year ended December 31, 2003 incorporated by reference into this prospectus supplement and the accompanying prospectus. Our historical results are not necessarily indicative of future operating results.

	Years Ended December 31,
	2001	2002	2003
	(in thousands, except per common share data)
Income Statement Data
Revenues	$115,547	$130,800	$172,974
Operating income	11,731	10,774	14,792
Gain on sales of land	—	119	728
Other income (expense)	298	2,551	(70)
Net income	5,451	6,002	7,193
Net income available for common shares	5,424	5,975	7,166
Basic earnings per common share	$0.43	$0.46	$0.51
Diluted earnings per common share	0.41	0.44	0.49
Cash dividends per common share	0.15	0.16	0.18
Weighted Average Shares Outstanding
Basic	12,732	12,967	13,971
Diluted	13,217	13,668	14,661
	As of December 31,
	2001	2002	2003
	(in thousands)
Balance Sheet Data
Total assets	$225,186	$268,744	$296,222
Property, plant and equipment, net	171,124	202,895	219,519
Long-term portion of lines of credit and debt	64,830	80,985	73,102
Stockholders' equity	55,718	61,837	79,667

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus and the documents incorporated by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. References to our plans, goals, beliefs or expectations, and statements using the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions, are generally intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, statements in our Form 10-K for the year ended December 31, 2003 incorporated by reference in this prospectus supplement. Forward-looking statements are subject to risks and uncertainties, including those set forth in "Risk Factors" in the accompanying prospectus and in "Risk Factors" in our Form 10-K for the year ended December 31, 2003 incorporated by reference in this prospectus supplement, that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could affect forward-looking statements relating to the resolution of the reportable condition with respect to internal controls discussed in Item 9A in our Form 10-K for the year ended December 31, 2003 include, among other things: our ability to fully resolve the deficiencies during the six to nine month period from the date of filing of our Form 10-K for the year ended December 31, 2003; our ability to identify and retain qualified and experienced financial personnel at the Services Group; our ability to design and maintain policies and procedures which enable us to avoid any reoccurrence of the matters which gave rise to the reportable condition; and our ability to implement policies and procedures including documentation that meets the internal control over financial reporting requirements of the rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully review all information, including the information under "Risk Factors" and the financial statements and the related disclosures incorporated by reference in this prospectus supplement and the accompanying prospectus.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2003 on an actual basis and as adjusted to give effect to the sale by us of the common stock in this offering. The information set forth in the table below is reported on a consolidated basis and is only a summary and should be read together with our consolidated financial statements and the related notes, in each case incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$2,570	$3,919

Bank lines of credit(1)	$16,609	—

Long-term debt, including current portion	59,190	59,190

Stockholders' equity:
Preferred stock, $0.01 par value; 250,000 shares authorized; 10,076 issued and outstanding	507	507
Common stock, $0.01 par value; 25,000,000 shares authorized; 14,665,833 shares issued and outstanding; 16,065,833 shares issued and outstanding, as adjusted	147	161
Paid-in capital	55,981	73,925
Retained earnings	23,032	23,032

Total stockholders' equity	79,667	97,625

Total capitalization	$155,466	$156,815

(1)
At March 24, 2004 we had approximately $22.1 million outstanding. See "Use of Proceeds."

USE OF PROCEEDS

        We estimate that our net proceeds from the offering will be approximately $18.0 million, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We expect to use all of the net proceeds from this offering to repay a portion of our outstanding lines of credit. At March 24, 2004 we had approximately $22.1 million outstanding on our lines of credit which bore interest at a rate of 2.46%. Our lines of credit expire in April 2005 and September 2005. Pending application of the net proceeds, as described above, we expect to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is quoted on The Nasdaq National Market under the symbol "SWWC." On March 24, 2004 the last reported sale price per share of the common stock was $13.58 per share. The following table sets forth the intra-day high and low bid prices for our common stock for the periods indicated and the dividends declared by us on our common stock during each such period.

	Southwest Water Company
	High	Low	Dividends
Year Ended December 31, 2002
First Quarter	$11.57	$9.60	$0.0400
Second Quarter	13.64	10.17	0.0400
Third Quarter	13.57	8.43	0.0400
Fourth Quarter	10.71	9.01	0.0436
Year Ended December 31, 2003
First Quarter	10.50	9.08	0.0435
Second Quarter	10.92	8.96	0.0435
Third Quarter	10.88	9.56	0.0435
Fourth Quarter	12.38	10.43	0.0475
Year Ending December 31, 2004
First Quarter (through March 24, 2004)	15.79	11.89	0.0475

        As of March 24, 2004, there were approximately 2,491 holders of record of common stock.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the number of shares of our common stock set forth opposite the name of each underwriter.

Underwriter	Number of Shares
A.G. Edwards & Sons, Inc.	980,000
Janney Montgomery Scott LLC	420,000

Total	1,400,000

        Under the terms and conditions of the underwriting agreement, the underwriters have agreed to take and pay for all the shares of common stock offered by this prospectus supplement and the accompanying prospectus, if any are taken.

        The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        Over-allotment Option.    We have granted an option to the underwriters to purchase up to an aggregate of 210,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number initially purchased by that underwriter as reflected in the above table.

        Offering Price, Concessions and Reallowances.    The underwriters have advised us that they propose initially to offer the shares of our common stock to the public at the public offering price on the cover page of this prospectus supplement and to certain securities dealers at that price less a concession not in excess of $0.365 per share. The underwriters may allow and such dealers may reallow, discounts not in excess of $0.10 per shares to other dealers. After we release the shares of common stock for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

        The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters and proceeds before expenses to us, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares:

	Per Share	No Exercise	Full Exercise
Public offering price	$13.580	$19,012,000	$21,863,800
Underwriting discounts and commissions	$0.610	$854,000	$982,100
Proceeds, before expenses, to us	$12.970	$18,158,000	$20,881,700

        We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be $200,000.

        Price Stabilization and Short Positions.    In connection with this offering, the rules of the Securities and Exchange Commission permit the underwriters to engage in transactions that stabilize the price of the common stock. Those transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

        If the underwriters create a short position in the common stock in connection with the offering (i.e., if they sell more shares than are listed on the cover of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short positions by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of those purchases.

        Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither the underwriters nor we make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        Restrictions on Sales of Similar Securities.    We have agreed that, for 90 days after the date of this prospectus supplement, we will not directly or indirectly sell, offer or enter into an agreement to sell, grant any option for the sale of, or otherwise dispose of any shares of our common stock or securities convertible into, or exercisable for, shares of our common stock, except for securities (a) offered and sold in connection with acquisitions by us or any of our subsidiaries; (b) offered and sold under our employee or director benefit or compensation plans; (c) offered and sold under our existing Dividend Reinvestment Plans; (d) offered and sold under our existing Employee Stock Purchase Plans; (e) issued upon conversion of our existing convertible subordinated debentures or upon exercise of warrants; or (f) offered and sold under this prospectus supplement and the accompanying prospectus, unless we have first obtained the written consent of A.G. Edwards & Sons, Inc. We have also agreed not to file during that period, without the prior written consent of A.G. Edwards & Sons, Inc., a registration statement with the Securities and Exchange Commission relating to the sale of shares of our common stock or securities convertible into, or exercisable for, shares of our common stock, except for the aforementioned purposes.

        Our directors and executive officers will enter into lock-up agreements whereby they will agree, subject to certain exceptions, that for 90 days after the date of this prospectus supplement, they will not directly or indirectly sell, offer or enter into an agreement to sell, grant any option for the sale of, or otherwise dispose of any shares of our common stock or securities convertible into, or exercisable for, shares of our common stock, without the prior written consent of A.G. Edwards & Sons, Inc.

        Other Relationships.    In the ordinary course of business, certain of the underwriters and their affiliates have provided and continue to provide financial advisory and investment banking services for us and our affiliates for customary fees.

LEGAL MATTERS

        The validity of the common stock will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. Certain matters relating to the common stock will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

        Our consolidated financial statements and schedules as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The report refers to a change in accounting for goodwill and other intangible assets in 2002.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-3 (Reg. No. 333-111586) with respect to the securities we are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms.

        SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to documents we file with them. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 15, 2004 and any filings since such date made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information in such documents that is deemed not to be filed) until we sell all of the securities covered by this prospectus supplement.

        You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

Southwest Water Company
Attention: Investor Relations
624 S. Grand Ave., Suite 2900
Los Angeles, CA 90017
(213) 929-1800

1,400,000 Shares

Common Stock

A.G. Edwards & Sons, Inc.	Janney Montgomery Scott LLC

The date of this prospectus supplement is March 24, 2004.

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TABLE OF CONTENTS
SUMMARY
The Offering
Summary Consolidated Financial Data
FORWARD-LOOKING STATEMENTS
CAPITALIZATION
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION